Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces First Quarter 2015 Financial Results

BEIJING, China, May 15, 2015 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), a residential real estate developer with a primary focus on high growth cities in China, today announced its unaudited financial results for the first quarter 2015.

Highlights for the First Quarter 2015

● Total first quarter revenues were US$166.7 million, a 54.1% decrease from US$362.9 million recorded in the fourth quarter of 2014 and a 26.4% decrease from US$226.4 million recorded in the first quarter of 2014. Contract sales totaled US$184.9 million, a 54.1% decrease from US$402.6 million recorded in the fourth quarter of 2014 and a 32.5% decrease from US$273.9 million recorded in the first quarter of 2014.

● Total gross floor area (“GFA”) sales were 113,100 square meters, a 55.2% decrease from 252,200 square meters sold in the fourth quarter of 2014 and an 11.0% decrease from 127,100 square meters sold in the first quarter of 2014.

● Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue totaled 16.6% compared to 14.6% in the fourth quarter of 2014 and 10.7% in the first quarter of 2014.

● Net income was US$4.5 million, an 81.1% decrease from US$23.8 million in the fourth quarter of 2014 and a 55.4% decrease from US$10.1 million in the first quarter of 2014.

● Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.06, compared to diluted net earnings per ADS of US$0.30 in the fourth quarter of 2014 and US$0.12 per ADS in the first quarter of 2014.

Mr. Yong Zhang, Xinyuan's Chairman said, “We experienced a challenging first quarter as demand for our housing units were down due to an overall slower market environment. Average sales prices at the majority of our projects held steady however GFA sales were down impacting overall sales and profit this quarter. The first quarter is traditionally slower and we expect our contract sales and revenue to improve during the course of the year. Our performance for the remainder of the year can also be aided by recent government policies aimed at stabilizing market conditions which include a lowering of the down payment ratio by home buyers. While we believe such policies can improve our sales opportunities, there remains uncertainty in China’s real estate market including the timing on when market conditions may recover.”

“We continue to invest for our future growth. Our current project portfolio at the end of the first quarter is comprised of 16 development projects totaling 1.98 million square meters. We launched one new project in the first quarter, Shanghai Royal Palace, and plan to launch two projects in the second quarter and four additional projects in the back half of the year. As of March 31, 2015, our total sellable GFA was approximately 3.23 million square meters, representing both active projects and projects in the planning stage,” concluded Mr. Zhang.

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Financial Results for the First Quarter 2015

Contract Sales

Contract sales totaled US$184.9 million in the first quarter compared to US$402.6 million in the fourth quarter of 2014 and US$273.9 million in the first quarter of 2014. The Company’s GFA sales were 113,100 square meters in the first quarter of 2015 versus 252,200 square meters in the fourth quarter of 2014 and 127,100 square meters in the first quarter of 2014. The average selling price ("ASP") per square meter sold was RMB10,031 (US$1,634) in the first quarter of 2015 versus RMB9,806 (US$1,596) in the fourth quarter of 2014 and RMB13,181 (US$2,155) in the first quarter of 2014.

Breakdown of GFA Sales and ASPs by Project

Project	Q1 2014		Q4 2014		Q1 2015		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Zhengzhou Xin City	33.6	10,672	27.9	14,206	5.5	13,995	12.8
Zhengzhou Thriving Family	-	-	41.5	7,229	8.3	6,961	21.2
Xingyang Splendid I	-	-	16.8	4,831	5.0	5,052	64.8
Xingyang Splendid II	-	-	1.7	13,401	0.1	11,688	136.0
Kunshan Royal Palace	7.0	10,615	23.0	8,843	14.3	8,672	184.6
Suzhou Xin City	19.4	9,369	5.8	10,312	1.4	10,383	2.4
Suzhou Lake Royal Palace	-	-	12.1	8,299	9.9	8,207	145.6
Jinan Xinyuan Splendid	23.8	9,746	20.9	9,595	6.8	10,284	23.1
Jinan Royal Palace	-	-	23.6	6,348	12.2	6,235	391.8
Xuzhou Colorful City	4.0	6,954	9.6	8,700	3.9	9,008	77.9
Beijing Xindo Park	35.8	20,867	19.8	22,889	12.2	22,934	52.8
Chengdu Thriving Family	-	-	15.5	5,498	9.0	5,607	189.9
Changsha Xinyuan Splendid	-	-	10.6	5,139	7.4	5,165	234.6
Sanya Yazhou Bay No.1	-	-	6.5	14,750	2.0	13,404	108.4
Xi’an Metropolitan*	-	-	6.2	6,362	9.5	6,268	277.3
Shanghai Royal Palace	-	-	-	-	5.5	20,889	52.3
Others	3.5	-	10.7	-	0.1	-	5.7
Total	127.1	13,181	252.2	9,806	113.1	10,031	1,981.2

* The Company owns 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. which develops Xi'an Metropolitan. The Company accounts for its investment under the equity method.

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Revenue

In the first quarter of 2015, the Company’s total revenue was US$166.7 million compared to US$362.9 million in the fourth quarter of 2014 and US$226.4 million in the first quarter of 2014.

Gross Profit

Gross profit for the first quarter of 2015 was US$48.0 million, or 28.8% of revenue, compared to a gross profit of US$96.1 million, or 26.5% of revenue, in the fourth quarter of 2014 and a gross profit of US$59.4 million, or 26.2% of revenue, in the first quarter of 2014.

Selling, General and Administrative Expenses

SG&A expenses were US$27.7 million for the first quarter of 2015 compared to US$53.1 million for the fourth quarter of 2014 and US$24.3 million for the first quarter of 2014. As a percentage of total revenue, SG&A expenses were 16.6% compared to 14.6% in the fourth quarter of 2014 and 10.7% in the first quarter of 2014.

Net Income

Net income for the first quarter of 2015 was US$4.5million compared to US$23.8 million for the fourth quarter of 2014 and US$10.1 million for the first quarter of 2014. Net margin was 2.7% compared to 6.6% in the fourth quarter of 2014 and 4.4% in the first quarter of 2014. Diluted earnings per ADS were US$0.06 compared to US$0.30 per ADS in the fourth quarter of 2014 and US$0.12 per ADS in the first quarter of 2014.

Balance Sheet

As of March 31, 2015, the Company reported US$432.8 million in cash and cash equivalents (including restricted cash) compared to US$509.4 million as of December 31, 2014. Total debt outstanding was US$1,683.5 million, an increase of US$174.7 million compared to US$1,508.8 million at the end of the fourth quarter of 2014. The balance of the Company’s real estate property under development at the end of the first quarter 2015 was US$2,045.4 million compared to US$1,714.6 million at the end of the fourth quarter of 2014.

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Project Status

Below is a summary table of projects that were active and available for sale in the first quarter of 2015.

Project	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ millions)
	Total Active Project	Sold to date	Total Active Project	Sales to date	% Sold

Zhengzhou Xin City	208.6	195.8	355.2	322.8	90.9%	78.1%
Zhengzhou Thriving Family	131.5	110.3	145.9	129.4	88.7%	57.0%
Xingyang Splendid I	117.6	52.8	92.1	44.0	47.8%	48.7%
Xingyang Splendid II	137.8	1.8	133.2	3.9	2.9%	30.9%
Kunshan Royal Palace	284.3	99.7	499.3	149.4	29.9%	62.5%
Suzhou Xin City	127.3	124.9	187.1	181.5	97.0%	93.7%
Suzhou Lake Royal Palace	169.6	24.0	365.9	33.3	9.1%	80.6%
Shandong Splendid	571.7	548.6	807.8	781.1	96.7%	93.3%
Jinan Royal Palace	449.2	57.4	696.9	59.7	8.6%	50.5%
Xuzhou Colorful City	129.1	51.2	209.4	75.4	36.0%	57.7%
Beijing Xindo Park	132.1	79.3	470.8	289.1	61.4%	83.9%
Chengdu Thriving Family	214.8	24.9	360.6	22.4	6.2%	69.5%
Changsha Xinyuan Splendid	252.7	18.1	369.3	15.2	4.1%	52.3%
Sanya Yazhou Bay No.1	116.9	8.5	306.1	20.0	6.5%	48.1%
Xi’an Metropolitan*	293.0	15.7	486.5	16.1	3.3%	43.5%
Shanghai Royal Palace	57.8	5.5	302.3	18.6	6.2%	77.7%
Others remaining GFA	5.7
Total active projects	3,399.7	1,418.5	5,788.4	2,161.9	37.3%	69.2%

* The Company owns 51% equity interest in a joint venture, Shaanxi Zhongmao Economy Development Co., Ltd. which develops Xi'an Metropolitan. The Company accounts for its investment under the equity method.

As of March 31, 2015, the Company’s total sellable GFA was approximately 3,228,800 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA	Pre sales Scheduled
	(m2 000)
Xingyang Splendid III	37.4	Q4 2015
Zhengzhou Xindo Park (commercial)	146.2	Q2 2015
Newly Acquired Tianjin Land	263.5	Q3 2015
Zhengzhou Jiaotong college project	167.2	Q4 2015
Zhengzhou Nangangliu Project	371.7	Q4 2015
Jinan Xin Central	261.6	Q2 2015
Total projects under planning	1,247.6
Total active projects	1,981.2
Total all Xinyuan projects in China	3,228.8

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New York Oosten Project Update

As of March 31, 2015, 100% of the concrete superstructure has been completed as planned. The Company continues to work on the mechanical, plumbing and electrical systems, as well as the exterior window walls. Pre-sales are proceeding smoothly at a measured pace. Sales prices on a per-square-foot basis have gradually increased by about 25% on average since the Company began pre-sales on a limited basis in the third quarter of 2014, as local market conditions in New York remain strong. At the end of the first quarter 2015, the total contracted amount was approximately US$125 million.

Conference Call Information

The Company will hold a conference call at 8:00 am ET on May 15, 2015 to discuss first quarter 2015 results. Listeners may access the call by dialing:

US: 1-888-812-8534
International: 1-913-312-1400

A webcast will also be available through the Company's investor relations website at http://www.xyre.com.

A replay of the call will be available through May 22, 2015 by dialing:

US: 1-877-870-5176
International: 1-858-384-5517
Access code: 6665819

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in high growth cities, including Zhengzhou, Jinan, Suzhou, Kunshan, Xuzhou, Chengdu, Shanghai, Beijing, Tianjin, Changsha, Sanya, Xi'an and Hefei. The Company's U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the U.S. market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance, sales performance and activity, among others and can generally be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2014. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

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Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Nathan Lai
Investor Relations Manager
Tel: +86 (10) 8588-9398

Email: irmanager@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2015	2014	2014
	(unaudited)	(unaudited)	(unaudited)

Total revenue	166,718	362,900	226,412

Total costs of revenue	(118,737)	(266,820)	(167,043)
Gross profit	47,981	96,080	59,369

Selling and distribution expenses	(7,267)	(17,361)	(4,781)
General and administrative expenses	(20,398)	(35,725)	(19,494)

Operating income	20,316	42,994	35,094

Interest income	5,448	8,711	1,531
Interest expense	(5,459)	(6,189)	(8,641)
Net realized gain on short-term investments	117	3,128	-
Unrealized gain (loss) on short-term investments	22	(1,983)	-
Other income	4,758	105	-
Loss on extinguishment of debt	-	(9,849)	-
Exchange gains	26	656	-
Share of loss of an equity investee	(88)	(1,047)	(217)

Income from operations before income taxes	25,140	36,526	27,767

Income taxes	(20,632)	(12,685)	(17,717)

Net income	4,508	23,841	10,050
Net (income)/loss attributable to non-controlling interest	(15)	19	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	4,493	23,860	10,050

Earnings per ADS:
Basic	0.06	0.32	0.13
Diluted	0.06	0.30	0.12
ADS used in computation:
Basic	73,513	74,446	77,801
Diluted	73,579	81,660	90,810

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,
	2015	2014
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	139,840	140,495
Restricted cash	292,962	368,874
Short-term investment	11,468	6,008
Accounts receivable	9,232	15,457
Other receivables	124,792	134,819
Restricted deposit	69,096	69,358
Deposits for land use rights	192,729	299,739
Other deposits and prepayments	201,462	152,290
Advances to suppliers	44,071	29,787
Real estate property held for sale	-	1,185
Real estate property development completed	11,948	12,309
Real estate property under development	2,045,431	1,714,575
Amounts due from related parties	99,458	125,374
Amounts due from employees	1,428	50
Other current assets	196	139

Total current assets	3,244,113	3,070,459

Real estate properties held for lease, net	77,123	69,224
Property and equipment, net	45,058	46,476
Other long-term investment	242	242
Investment in joint venture	4,122	4,226
Deferred tax assets	13,660	13,642
Deferred charges	18,139	16,677
Other assets	10,141	10,580

TOTAL ASSETS	3,412,598	3,231,526

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,
	2015	2014
	(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	291,227	351,506
Short-term bank loans and other debt	281,924	293,450
Customer deposits	147,032	107,163
Income tax payable	65,098	62,429
Deferred tax liabilities	108,747	91,202
Other payables and accrued liabilities	95,009	74,089
Payroll and welfare payable	3,593	18,457
Current portion of long-term bank loans and other debt	571,683	586,841
Current maturities of capital lease obligations	2,999	3,010
Redeemable non-controlling interests	4,070	4,486

Total current liabilities	1,571,382	1,592,633

Non- current liabilities
Long-term bank loans	43,633	52,296
Other long term debt	786,293	576,204
Deferred tax liabilities	12,174	9,825
Unrecognized tax benefits	13,964	14,005
Capital lease obligations, net of current maturities	22,696	23,500
Redeemable non-controlling interests	3,093	2,451
TOTAL LIABILITIES	2,453,235	2,270,914

Shareholders’ equity
Common shares	16	16
Treasury shares	(20,696)	(20,696)
Additional paid-in capital	531,400	530,670
Statutory reserves	72,821	72,829
Retained earnings	274,068	273,255
Accumulated other comprehensive income	98,669	104,557

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	956,278	960,631
Non-controlling interest	3,085	(19)
Total equity	959,363	960,612

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,412,598	3,231,526

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